SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated For the month of August, 2009

Copa Holdings, S.A.
(Translation of Registrant's Name Into English)

Boulevard Costa del Este, Avenida Principal y Avenida de la Rotonda
Urbanización Costa del Este
Complejo Business Park, Torre Norte
Parque Lefevre
Panama City, Panama
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒     Form 40-F ☐

(Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐     No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-             )

Enclosure:  Press Release - COPA AIRLINES AND ST AEROSPACE RENEW IMPORTANT AIRCRAFT MAINTENANCE AGREEMENT

NEWS RELEASE	CONTACT:	Patricia Roquebert – Panama
(507) 304-2672

COPA AIRLINES AND ST AEROSPACE RENEW IMPORTANT AIRCRAFT MAINTENANCE AGREEMENT
The agreement will continue consolidating Panama as an important aircraft repair center in Latin America

PANAMA CITY, Aug. 25, 2009 – Copa Airlines, subsidiary of Copa Holdings, S.A. [NYSE: CPA], has renewed a three-year maintenance service agreement (MSA) with Panama Aerospace Engineering (PAE), subsidiary of Singapore Technologies Aerospace Ltd. (ST Aerospace).

The agreement will cover maintenance, repair and overhaul (MRO) services for both Copa Airlines’ and Aero Republica’s fleet of Boeing 737-Next Generation and Embraer-190 aircraft, which currently consists of 54 aircraft.  The agreement broadens the services provided by PAE by including MRO services for both Copa and Aero Republica’s Embraer-190 aircraft, as a result of PAE’s certification in April 2009 to service the Embraer-190.

“We are very pleased to renew this contract with ST Aerospace,” said Pedro Heilbron, CEO of Copa Holdings.  “Our collaboration has allowed us to achieve better efficiencies in our aircraft maintenance process by reducing aircraft maintenance time and transportation costs, among others.  This agreement will enhance Panama’s positioning to become one of the main centers of aircraft maintenance in Latin America.”

For Copa Airlines this initiative represents noticeable benefits in maintenance that range from major inspections, such as C Checks, to manufacturer modifications and external paint, among others.  PAE makes it possible for Copa Airlines to have technical assistance for its aircraft near its Hub of the Americas at Tocumen International Airport.

 “Copa Airlines was the launch customer for our facility in Panama three years ago, and this contract extension shows that Copa is pleased with the support it has received and is confident that it can rely on ST Aerospace for the maintenance of its fleet.  Today’s event also attests to the strong systems and processes in place within our global network and to the ability of the Group to leverage on its global resources to meet the needs of our customers,” said Tay Kok Khiang, President, ST Aerospace.

About Copa Holdings, S.A.
Copa Holdings, through its Copa Airlines and Aero Republica operating subsidiaries, is a leading Latin American provider of passenger and cargo services.  Copa Airlines currently offers approximately 144 daily scheduled flights to 45 destinations in 24 countries in North, Central and South America and the Caribbean.  In addition, Copa Airlines provides passengers with access to flights to more than 120 other international destinations through code share agreements with Continental Airlines and other airlines.  Aero Republica, the second-largest domestic carrier in Colombia, provides service to 12 cities in Colombia as well as international connectivity with Copa Airlines’ Hub of the Americas through flights from Bogota, Bucaramanga, Cali, Cartagena, Medellin and Pereira. Additionally, Aero Republica has direct daily flights to Caracas, Venezuela from Cartagena and Medellin, Colombia.  For more information, visit www.copaair.com.

About ST Aerospace
ST Aerospace (Singapore Technologies Aerospace Ltd.) is the aerospace arm of ST Engineering.  Operating a global MRO network with facilities in the Americas, Asia Pacific and Europe, it is the world’s largest aircraft MRO provider with a global customer base that includes leading airlines, airfreight and military operators.  ST Aerospace is an integrated service provider that offers a spectrum of maintenance and engineering services that include airframe, engine and component maintenance, repair and overhaul; engineering design and technical services; and aviation materials and management services, including Total Aviation Support.  ST Aerospace has global staff strength of more than 7,000 engineers and technical specialists.  Please visit www.staero.aero.

CPA-G

###

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Copa Holdings, S.A.
(Registrant)

Date: 08/25/2009
	By:	/s/ Victor Vial
	Name:	Victor Vial
	Title:	CFO